MIMBRES VALLEY
                    FARMERS ASSOCIATION, INC.
                        dba FARMERS, INC.

                            VALUATION

                          June 3, 1996



Mr. James E. Keeler
President and Chairman of the Board
Mimbres Valley Farmers Association, Inc.
811 South Platinum
Deming, NM  88030

Dear Mr. Keeler:

We enclose our valuation report of Mimbres Valley Farmers Association, Inc. dba Farmers, Inc. (the Company) dated June 3, 1996 (date of tender offer from Brownfield, Keck et al). The purpose of the valuation is to estimate the fair market value of the Company's common stock. As indicated in our June 12, 1996 engagement letter, we understand that our valuation estimate may be used by the Board in evaluating an unsolicited takeover offer received from the Brownfield, Keck, et al group (Brownfield group), and in providing recommendations to the shareholders.

Estimated fair market value is defined as, the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties having reasonable knowledge of the relevant facts.

Our report is based on historical and prospective financial information provided to us by management and other third parties. Had we audited or reviewed the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided. Accordingly, we take no responsibility for the underlying data presented in this report. Users of this business valuation should be aware that business valuations are based on future earnings potential that may or may not materialize. Therefore, the actual results achieved during the projection period will vary from the projections used in this valuation and the variations may be material. Because this valuation is performed in order for the Board to evaluate the reasonableness of the June 3, 1996 tender offer, we have estimated the value of the Company and the related per share amount under the assumption that the Board may entertain this offer as well as other offers to realize an appropriate value for the Company and the Company's stock.

Based on our study and analytical procedures, we have concluded that a reasonable estimate of the acquisition value of the Company as of June 3, 1996, to a buyer obtaining control of the Company is $3,900,000, or $283 per share.

Mr. James E. Keeler
President and Chairman of the Board
Mimbres Valley Farmers Association, Inc.
Page Two

We recognize that this per share value differs significantly from what the Company's shares have traded for in recent years, and what these shares might trade for if the tender offer is rejected and the Board takes other actions to establish a market for this stock. We address these matters further in Addendum II to this letter.

We have no present or contemplated financial interest in the Company. Our fees for this valuation are based upon our normal hourly billing rates, and are in no way contingent upon the results of our findings. We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

This report has been prepared for the Company for evaluating an unsolicited takeover offer from the Brownfield group by evaluating the reasonableness of the amount in the June 3, 1996 tender offer, and is not to be used to obtain credit or for any other purposes.


Rogoff, Diamond & Walker LLP



/S/
Albuquerque, New Mexico
July 18, 1996




Addendum I - Executive Summary
Addendum II - Valuation for Tender Offer Evaluation versus
Valuation for Other Purposes





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